OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SPARE CS, INC

12000 Riverside Dr.
Valley Village, CA 91607

www.gotspare.com

15384 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 153,846 shares of common stock ($99,999.90)

Minimum 15,384 shares of common stock ($9,999.60)

Company	SPARE CS INC
Corporate Address	12000 Riverside Drive #323 Valley Village CA 91607
Description of Business	Financial Services
Type of Security Offered	Common Stock
Purchase Price of Security Offered	0.65 usd per share
Minimum Investment Amount (per investor)	260 usd

Perks

$500 + Invite to invitation-only Q&A with founders

$1000 + Life-time fee discount

$2500 + Invite for lunch with Founders

$5000 + Featured on investor list on website

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

A community-based cash network that is cheaper, mores secure and convenient than using an ATM. Use your ApplePay wallet to request cash from any of the merchants in our network. We have given students (limited coverage) the ability to take cash directly from their student accounts with SPARE. We have also integrated Bitcoin conversion and allow our users to be able to pay for our service with Bitcoin. The technology is currently working and operates mainly in Southern California however, we have merchants that have applied for the network all over the US and including Canada, India, Spain, and Japan. We have filed one utility patent for the technology and plan to file at least two others before the close of 2017. The platform was released to public in August of 2016 and since seen 150% MoM growth. We will file as and MSB (not required at the moment since volume and transactions are below requirement threshold) PCI, KYC and ISO 9000 compliant. Competitors: so.cash that operates specifically for the Android platform. Our primary sales model is centered around the acquisition of merchant accounts at individual and groups retail locations. Our consumer demographics are: aged 18-34, make less than 25k per year and use and ATM at least 5x per month. We currently do not have any on-going litigation.

The team

Officers and directors

D'ontra Hughes	CEO

D'ontra Hughes
Financial Services, 3rd time founder. Fin-tech entrepreneur with experience in a variety of industry competencies including: operations, finance, and business development. Driven by the world of innovation and a main focus on disrupting current business models. Previously CEO at Mercuri Systems, Inc. for 3 years. Mercuri was the precursor to SPARE as a fin-tech solution to the inconvenience of ATM use.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We have applied for one patent via USPTO and anticipate completion of evaluation no later than Dec 2019.
- **This is a brand-new company.** SPARE was released in August of 2016, 59 regularly active locations, just over 20,000 in revenue. If you are investing in this company, it's because you think the SPARE is a good idea, that SPARE will be able to secure the intellectual property rights to SPARE and that we will be able to successfully market, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to build brand awareness and educate user base.** We estimate that we will require at least $5M to break even on financial projections. The application is currently live and completing transactions.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. No pressure.
- **Our business projections are only estimates and cannot be guaranteed upon to produce desired financial results.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and SPARE has priced the services at a level that allows the company to make a profit and still attract business.
- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sub-licensing our intellectual property.** Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and

adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sub-licenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly-qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the financial services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to pay dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the financial services categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.
- **Financial compliance and regulations.** The financial sector is filled with regulation and compliance that could render the company subject to fines, litigation or even discontinuance of its services within the regulated jurisdictions. Regulations could impact business done locally as well as internationally.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- D'ontra Hughes, 80.0% ownership, Founder shares

Classes of securities

- Common Stock: 8,250,000

  Voting Rights *(of this security)*

  The holders of shares of the Company's common stock, $0.000010 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are not entitled to vote on any matter except as required under applicable law.

  Dividend Rights (*include if applicable*)

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Covertible Notes: 250,000

  Note converts when the company raises $1.5M, including any previously raised convertible notes and debts.

  Maturity Date: None

  $5.5M valuation cap

  20% Discount

  Convertible Notes Outstanding: $250,000

What it means to be a Minority Holder

As a minority holder of equity, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

2016 - Net Income: ($268,700.98) - this is primarily driving by a friends a family round of investment.

YTD 2017: ($8,317.03) - additional debt accrued in operating the company to date.

There is insufficient operating history to make assumptions and assurances of what the previous track record call say about future performance for the company. This section will be updated when there is sufficient data to provide answers indicative of the company's current course and what investors can expect based on the historical operational data.

The operational expenses that created the net losses for the years will be recurring expenses as the company grows and are indicative of standard operating costs for marking and development.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $583k, $13 million and $74 million, respectively, and believes the company will generate positive net income beginning in 2019.

These projections are based on the following assumptions:

Volume:	Year 1	Year 2	year 3	Year 4	Year 5
Active Users (from Users Tab)	29,200	374,876	1,331,485	2,283,066	3,479,751
Active Merchants	11,680	112,463	347,105	425,123	425,123

These goals are not small feats and it will require a team of at least 14 full time staff to accomplish it. The 100k is a step in the right direction but we will require far more capital in order to hit these milestones. We are anticipating that the initial crowdfunding round will be the test to see if this fundraising method is a sufficient way for SPARE to raise capital for its community-based cash network. We have been a to release a product and service that proved that there is market for may of our assumptions. Now we take a step to scale the company and find the best route to make the largest impact on our users. It is ideal for us to close a seed round of at least 1.5M ignorer for our projections to be realized. This small round is a stepping stop to set the company up for that larger seed round.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. It is currently estimated to require $5M of capital investment before the company can break even. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The funds raised from this offering are integral to the further development and success of the platform. The team has been working nearly a year and a half with very few financial resources. many have given up opportunities for full-time employment, risked late paid bills and reduced spending on meals and luxuries for themselves and family members in order to see SPARE get to the scale that it is today. We will use funds immediately to further our mission. SPARE has been lucky enough to be 1 of 25 startups presenting at Money 20/20 in Las Vegas this year and we have something special planned for the unveiling of our v4 and Android v1. The funds raised will help us ensure that we have products ready to go when the event comes. The funds will also ensure that we have the resources to have the team onsite in Vegas for the event. The 100k that we are raising is an amount that will get us to the October event with a fully staffed team. We will be utilizing a very lean budget to make the event and present our latest advancements to the public. In addition to the 100k being raised through this offering we are raising capital on a convertible note (same terms) from any angel and VC partners that are willing to join us on this journey of creating financial stability and access to those that need it.

Indebtedness

The company has outstanding convertible notes for $250,000, $4.5M cap, 20% discount upon conversion at major financial event. This a SPV managed by NeWay Capital. This is the only debt that the company currently holds.

Recent offerings of securities

- 2016-01-05, Reg D, 600000 Equity - Common stock. Use of proceeds: $22k Accelerator Program: used for Platform Development- 600000 shares of common stock
- 2016-01-06, Reg D, 250000 Convertible Note. Use of proceeds: Note converts when the company raises $1.5M, including any previously raised convertible notes and debts. Maturity Date: None $5.5M valuation cap 20% Discount ______________________________ Use of Proceeds: Development, marketing ($250,000)

Valuation

$5,687,500.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$400	$4,000
Marketing	$3,000	$30,000
Working Capital	$6,000	$60,000
Total Use of Net Proceeds	$9,400	$94,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $100,000, we believe the amount willlast us 6 months and plan to use the net proceeds of approximately $94,000 over the course of that time as follows. Marketing to create brand awareness and working capital to pay salaries of qualified marketing and operations personnel to grow and scale business.

Detail:

R&D - Android version and iOS dev;

Marketing - Social media marketing;

Money 20/20 convention;

Working capital - salaries for team over the next 4 months.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the Investor section/annual reports labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SPARE CS, INC

[See attached]

SPARE CS, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

SPARE CS, INC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2016 and 2015	1
Statements of Operations for the years ended December 31, 2016 and 2015	2
Statements of Stockholders' Equity the for years ended December 31, 2016 and 2015	3
Statements of Cash Flows for the years ended December 31, 2016 and 2015	4
Notes to the Financial Statements	5

SPARE CS, INC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
ASSETS		
Current Assets		
Bank Accounts		
PLAT BUS CHECKING (7868)	2,611.56	602.54
Total Bank Accounts	**$2,611.56**	**$602.54**
Total Current Assets	**$2,611.56**	**$602.54**
TOTAL ASSETS	**$2,611.56**	**$602.54**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Convertible Note	250,000.00	
Total Long-Term Liabilities	**$250,000.00**	
Total Liabilities	**$250,000.00**	
Equity		
Opening Balance Equity	22,233.77	1,523.77
Retained Earnings	-921.23	0.00
Net Income	-268,700.98	-921.23
Total Equity	**-$247,388.44**	**$602.54**
TOTAL LIABILITIES AND EQUITY	**$2,611.56**	**$602.54**

SPARE CS, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Income		
Refunds-Allowances	11,997.85	85.56
Sales	2,669.43	
Services	-18.00	
Shipping, Delivery Income	628.36	615.47
Total Income	**$15,277.64**	**701.03**
Gross Profit	**$15,277.64**	**701.03**
Expenses		
Advertising	5,284.45	
Bad Debts	41,365.85	
Bank Charges	1,334.00	
Commissions & fees	92,759.11	74.00
Dues & Subscriptions	5,253.60	
Insurance	159.72	
Insurance - Liability	848.77	
Job Materials	1,734.90	
Legal & Professional Fees	1,131.58	
Marketing	9,806.77	853.00
Marketing Contractors	9,466.88	
Total Marketing	**$19,273.65**	
Meals and Entertainment	7,799.69	211.70
Office Expenses	7,239.09	
Promotional	16,063.06	
Rent or Lease	18,448.64	17.99
Repair & Maintenance	2,641.96	
Shipping and delivery expense	348.36	
Stationery & Printing	225.00	
Subcontractors	23,025.43	317.00
Supplies	4,074.23	
Travel	28,821.94	148.57
Travel Meals	2,575.32	
Uncategorized Expense	405.56	
Utilities	3,072.71	
Total Expenses	**$283,886.62**	1,622.26
Net Operating Income	**-$268,608.98**	**-921.23**

Other Expenses		
Miscellaneous	92.00	
Total Other Expenses	**$92.00**	
Net Other Income	**-$92.00**	
Net Income	**-$268,700.98**	**-921.23**

SPARE CS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Shareholder	Common Stock	Paid in Cash	Accumulated Deficit	Total Stockholders Equity
			$ -	
D'ontra Hughes	7,000,000	$ 1,524.00		
Net Loss			-921.23	
Balance at 12/31/2015	7,000,000	$ 1,524.00	$ (921.23)	$ 602.77
Phillip Greene	450,000	$ 710.00		
Jason Mugford	200,000	$ -		
Mitch Berman	-			
April London	-			
Dale Seavey	-			
Kevin Grainger	-			
Canopy Boulder	600,000	$ 20,000.00		
Net Loss			$ (268,700.98)	
Balance at 12/31/2016	8,250,000	$ 22,234.00	$ (269,622.21)	$ (247,388.21)

SPARE CS, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
OPERATING ACTIVITIES		
Net Income	-268,700.98	-921.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Net cash provided by operating activities	**-$268,700.98**	**-$921.23**
FINANCING ACTIVITIES		
Convertible Note	250,000.00	
Opening Balance Equity	20,710.00	1,523.77
Net cash provided by financing activities	**$270,710.00**	**$1,523.77**
Net cash increase for period	**$2,009.02**	**$602.54**
Cash at beginning of period	602.54	
Cash at end of period	**$2,611.56**	**$602.54**

NOTE 1 – NATURE OF OPERATIONS

SPARE CS, INC. was formed on OCTOBER 11, 2015 ("Inception") in the State of DE. The financial statements of SPARE CS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, CA.

SPARE CS, INC. is a community based cash network that gives users the ability to order cash directly from their mobile device. This increases security, convenience and lowers the cost for the consumer. SPARE creates a network of retailers that can dispense cash as a service and in return get increased foot traffic, increased revenue, and increase location sales. The service is designed to be a better alternative than ATMs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transaction and service fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
$250,000 Convertible Note, 20% Discount, $4.5M Cap, 0% Interest, no maturity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.000010. 8.25M shares Issued to founding group and early stage investor. 500,000 shares reserved for options pool. Canopy Boulder invested $20,000 for 600,000 shares.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, D’ontra Hughes the Chief Executive Officer of SPARE CS, Inc., hereby certify that the financial statements of SPARE CS, Inc. and notes thereto for the periods ending December 2015 and December 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of -$268,700.98; taxable income of $2611.56 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 11, 2017.

_________________________ (Signature)

D’ontra Hughes
_________________________ (Title)

07.11.2017
_________________________ (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

SPARE is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

SPARE

Turns any cash register into an ATM

Small OPO · Valley Village, CA · Financial Services
US Investors Only

Overview | Team | Terms | Updates | Comments | Share





An App for People Who Use Cash and the Small Business They Love

Invest in Spare

SPARE. is your mobile ATM network – get cash on the go! Our App turns any cash register into an ATM. The SPARE. mobile network simplifies safe access to your money by employing a unique security system to cre convenient access to your cash, AND it is less expensive, much saf

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Simply request the amount of cash you need, locate a local merchant partnered with the SPARE. mobile network, and request the cash you need. No more searching for elusive ATM's. SPARE. offers members an uninterrupted service of secure transactions. With its cutting-edge security protocols, SPARE. is perfectly safe. There are no more worries about credit card skimmers and identity thieves.

Set your cash pick-up location and enjoy the convenience of going about your day as planned, without having to stop at an out-of-the-way ATM. Go anywhere you want at your leisure. If you forget your cash, no big deal, tap into the network.

An entirely new and modern way to obtain cash is now at your fingertips.

Investment
Common Stock | $0.65 per share.
Minimum Investment: $260.00
When you invest you are betting that this company's future value will exceed $5.7M.

Perks
$500 + Invite to invitation-only Q&A with founders
$1000 + Life-time fee discount
$2500 + Invite for lunch with Founders

$5000 + Featured on investor list on website

Access to banking services from your local community.



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A Note from D'ontra Hughes (Founder & CEO)


NEXT MONEY

"Just about 2 years ago SPARE. released its first public beta test of the platform. We set out to create a financial solution to a very common problem: the ATM. It seems to most that the ATM is almost perfect and the market impenetrable. However, when you consider factors such as increased ATM rates, the inconvenience of not always knowing where the best ATM is and the rise in the use of card skimmers to steal sensitive consumer information - ATMs look a lot less appealing. For a large portion of the US population the use of the ATM is a luxury and they can just choose to use their cards more. There is indeed a subset of the population where the use of the ATM s a necessity and very mush required in their everyday lives: underbanked and unbanked. Our mission is to provide access to financial services that the regular banked community has but for those that do not have regular banking relationships .And we chose to do this all around the most common factor is this groups life: cash.

Join us as we solve major financial access issues for the unbanked and underbanked communities. "

I know what you are thinking: "But cash is going away. it won't be around for much longer!"

Yes, we have seen digital currencies and digital transactions take on more traction over the recent years however, research shows us that cash still accounts for more than 70% of transactions TODAY. Thats not just domestic, think about when you travel, the best way to pay for goods/services in a foreign country is....CASH. Cash may be on the decline for larger payments and may suffer globally within the next 20 - 30 years. But the need for streamlined access today is where SPARE adds the most value to its consumers and the small business community that is the base of our network.

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SPARE: Serving the Underbanked and Unbanked


PAYDAY ADVANCE
ATM

The SPARE team has created a **game-changing technological and digital sensation**, using new paradigms and software to provide unique financial services to the unbanked and underbanked.

If the terms "underbanked" and "unbanked" are new to you, allow us to explain: these are the roughly 33% of the US population that do not have a bank account at traditional financial institutions like Chase for Wells Fargo. They opt for using check-cashing locations, pre-paid debit cards and 3rd party ATMs to solve their financial access needs.

Even-though some may have an account with a traditional bank, t use check cashing businesses because the $1.25 fee they pay to have instant access to their money is worth it over the 3-5 day wait that is typically known at the bank.

Whether they are the just-out-of-college students who can't afford the $12-15 monthly fee for their account when it was free while they were in school or the contractor that needs to pay his people today and can't wait 3-5 days for his funds to be available - these people fall under the key demographic for SPARE and its services. Our current partners include:

- Bank Innovation
- Canopy Boulder
- Facebook Start
- 4YFN Connecting Startups
- CNet and more.

We have come up with a solution to the questionable ATM machines at every corner that charge you to access your cash.



Spare Turns Any Cash Register Into An ATM

- Dispense cash directly from your register into the hands of your consumers.
- Increase your foot traffic.
- Reduce the liability of the extra cash you have on hand.
- Lower costs while increasing revenue.


SIGN IN OR REGISTER
SPARE
Your Private ATM
Get Cash
Dispense


EASILY NAVIGATE TO MANAGE YOUR ACCOUNT
Payment Method
Campus Credit
Enter Promo Code
Promo Code
Paypal
Apple Pay
Coming Soon
Synapse Pay


PICK MERCHANT ON THE MAP
SPARE
$9.00
GO
Cacao Coffee House
20


SELECT AMOUNT
$
20.00
Cancel
Confirm
Fee: $2.99


SHOW AND SCAN YOUR BARCODE TO GET CASH
OK
SPARE

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Our Partners

cnet

G-STARTUP WORLDWIDE

bank innovation inv

menorca millennials

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Our Market and Industry

According to Grand View Research in research published in 2016, the ATM market size globally is valued at $11 billion in 2014, $30B in 2016. North America alone takes up 35% of the ATM market. SPARE plans not only to capitalize on this market but also make the dread of finding an ATM less prevalent.

The value of our market is large and the size is as well: anyone who has asked for cash back. In addition, the check cashing industry represents a remarkable $12B industry in the US alone. With a strategy to provide access in a very unique way, SPARE has found a market, a need and a convenient way to address it.



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ATM companies have seen many regulations that I come forward over the past 5 years to make them more secure for the consumer. These regulations have created expenses that many of these companies can not take on and have either gone out of business or chosen to leave their ATMs out of compliance with local and international laws.

This policy shift to protect the consumer in their dealings with ATMs is a major advantage for SPARE. We have created a solution that is more secure, costs less and is far more convenient than using an ATM. The changes in the ATM industry combined with the need for cash amongst the unbanked and underbanked is where SPARE offers the most potential for servicing consumers and growing int he years to come.

The ATM Isn't Our Only Competitor

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There are companies like: Abra, SoCash, and MoneyOnMobile that are offering a similar service but focussing on different markets.

- **Abra:** a p2p solution that focuses on allowing a regular Joe to act like a bank/ATM. This is incredibly unsafe and puts both parties at risk.
- **SoCash:** based in Singapore and focused on the Android marketplace; focused on building a mobile solution for banks to use.
- **MoneyOn Mobile:** market focus is India. With a potential of 600M people to provide service to, they are the closest competitor but have no desire to go beyond the India marketplace (according to their COO).

Although the market has the potential to bring on many more companies that are looking at solving the access to cash problem, the market is so large that every company can attack one niche, become successful and not impact the business or potential of the other companies.

We are excited that we are not the only ones that see the potential in this market and as we keep an eye on our competitors, they serve as a way for us to grow through their mistakes.



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Invest in SPARE Today: Help Build the Future of Banking Services


SPARE
Your Private ATM
Sign In
Register

We look forward to you joining us on this journey of creating a better system for financial inclusion via the mobile devices we all use frequently!

By allowing consumers the ability to do things with their phone, as far as banking, that they were not able to do before we are following a trend that has been ever-present of the past decade and we do not see this changing in the future.

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Mobile banking solutions are the present reality and the future for relationships with consumers and we are happy to say that the unbanked/underbanked has a company in its corner to ensure that they are able to have access to the same banking services as the regularly banked community.

Our Team


LEADERSHIP AT SPARE
D'ONTRA HUGHES
Founder and CEO
PRAKASH KOTWAL
Lead iOS Developer
LAWRENCE CHARLES
COO
OUR TEAM AT SPARE
Jason Mugford
Co-Founder &
Chief of Compliance
Priscilla Liu
Marketing Manager
Shannon Whallen
Sales Manager
Dale Seavey
CTO
Seth Nuzum
Blog & Social Media
Grace Yu
Research & Analysis
Pankaj Jindal
Lead Back-End Dev.
Crystal Sher
Social Media
Silky Raj
Email Marketing

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SPARE

Launches (Oct 2015)

SPARE is born in Santa Monica, CA

Date of your SPARE's Founding

Release to public (Aug 2016)

First public ready release in AppStore

SPARE. Launches on StartEngine!

SPARE seeks $100k from everyday investors.

Date of StartEngine Launch (Present)

Date of StartEngine Close (2 Months Out)

SPARE Raises $1M on StartEngine!

Next stop: a $10M raise (ANTICIPATED)

August 2017 Testing Android v1

Android v1

(ANTICIPATED)

Present at Money 20/20

Money 20/20 iOS release of v4

(ANTICIPATED)

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In the Press

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Meet the Founders



D'ontra Hughes

CEO

Financial Services, 3rd time founder. Fin-tech entrepreneur with experience in a variety of industry competencies including: operations, finance, and business development. Driven by the world of innovation and a main focus on disrupting current business models. Previously CEO at Mercuri Systems, Inc. for 3 years. Mercuri was the precursor to SPARE as a fin-tech solution to the inconvenience of ATM use.



Prakash Kotwal

iOS Dev

iOS Development and platform engineering. Previously iOS developer at at GrafioShoreNepal.com for 3 years.



Jason Mugford

Head of Complaince

Highly motivated and disciplined with a unique ability to see the synergies possible by combining seemingly unrelated projects, corporate capabilities and technologies. Skilled at building and managing collaborative efforts focused on developing business opportunities. Previously a business development consultant for 9 years prior to 3-year tenure at SPARE.

Offering Summary

Maximum 153,846 shares of common stock ($99,999.90)

Minimum 15,384 shares of common stock ($9,999.60)

Company	SPARE CS INC
Corporate Address	12000 Riverside Drive #323 Valley Village CA 91607
Description of Business	Financial Services
Type of Security Offered	Common Stock
Purchase Price of Security Offered	0.65 usd per share
Minimum Investment Amount (per investor)	260 usd

Perks

$500 + Invite to invitation-only Q&A with founders

$1000 + Life-time fee discount

$2500 + Invite for lunch with Founders

$5000 + Featured on investor list on website

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investme decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not b recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

Follow SPARE to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

SPARE is a mobile ATM network that is cheaper, more secure, and more convenient than using an ATM. We have all had the experience of searching too far and wide for an ATM machine. With SPARE, those days are over! Simply open up the app, select your amount, find the nearest merchant, and get a secure barcode. SPARE makes it very simple. Just get yourself to the selected shop, approach the friendly clerk, and present your secure QR code. Once it's verified, you get your cash.

The beauty of SPARE is that we are everywhere. Just find the closest merchant on our map, and get the cash you need on the go. Find SPARE in the Apple App Store and download today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.